EXHIBIT 99.1

FirstService Reports Strong First Quarter Results

Double-Digit Revenue Growth and Margin Expansion Drive Strong Profitability

Operating highlights:

	Three months
	ended March 31
	2018	2017

Revenues (millions)	$426.5	$380.3
Adjusted EBITDA (millions) (note 1)	25.4	20.1
Adjusted EPS (note 2)	0.25	0.16

GAAP Operating Earnings	11.1	9.0
GAAP EPS	0.17	0.12

TORONTO, April 25, 2018 (GLOBE NEWSWIRE) --  FirstService Corporation (TSX:FSV) (NASDAQ:FSV) today reported strong results for its first quarter ended March 31, 2018. All amounts are in US dollars.

Revenues for the first quarter were $426.5 million, up 12% relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 26% to $25.4 million, and Adjusted EPS (note 2) was $0.25, representing 56% growth over the prior year quarter. GAAP Operating Earnings were $11.1 million, relative to $9.0 million in the prior year period. GAAP diluted earnings per share was $0.17 per share in the quarter, versus $0.12 in the same quarter a year ago.

“We are pleased to report very strong financial results for the first quarter, reflecting a continuation of the focused execution and healthy market fundamentals that have driven our performance for the past several quarters,” said Scott Patterson, Chief Executive Officer of FirstService. “With a favourable housing and home improvement outlook and recent tuck-under acquisition activity, we have solid momentum towards achieving our growth objectives for the year.”

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates US$1.7 billion in annual revenues and has more than 19,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV.”  More information is available at www.ﬁrstservice.com.

Impact of New Revenue Recognition Standard
On January 1, 2018, as a result of required changes under U.S. GAAP, FirstService adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“New Revenue Standard”) to all contracts using the full retrospective method. Our prior year 2017 financial results as reported herein have been recast in accordance with the New Revenue Standard to provide a consistent comparison to current year results. The impact is confined to our franchised operations within our FirstService Brands segment, particularly as it relates to the timing and recognition of franchise fees, as well as the gross revenue recognition of marketing fund fees. As a result, the effect of the New Revenue Standard on the prior year first quarter results was an increase of $4.4 million to our consolidated revenues, a decrease of $0.6 million to our consolidated Adjusted EBITDA, resulting in a 20 basis points decrease to our consolidated Adjusted EBITDA margin, and a decrease of $0.01 to our Adjusted EPS. The same $4.4 million increase to our FirstService Brands revenues and $0.6 million decrease to our FirstService Brands Adjusted EBITDA resulted in an 80 basis point decrease to our FirstService Brands Adjusted EBITDA margin for our recast segmented 2017 first quarter results.

Segmented Quarterly Results
FirstService Residential revenues were $284.1 million for the first quarter, up 7% versus the prior year quarter. Organic growth accounted for half of this increase, with performance relatively balanced across our services and geographies. Adjusted EBITDA for the quarter was $17.5 million, up from $14.4 million in the prior year period. GAAP Operating earnings were $11.4 million, up from $9.1 million versus the prior year period. Operating margin expansion was partially driven by ongoing efficiencies, and further amplified during our seasonally weakest first quarter by the contribution of recent acquisitions with a non-seasonal cash flow profile.

FirstService Brands revenues for the first quarter totalled $142.3 million, up 24% relative to the prior year period. The revenue increase was comprised of 10% organic growth, with the balance coming from tuck-under acquisitions within the past year at our California Closets and Paul Davis Restoration company-owned platforms. During the quarter, organic growth was robust and broad-based across all of our company-owned platforms and franchised operations. Adjusted EBITDA was $11.2 million, a significant increase over the $8.3 million in the prior year quarter. GAAP Operating Earnings were $5.1 million, versus $3.9 million in the prior year quarter. Margin improvement was attributable to the addition of recent, non-seasonal company-owned operations in our seasonally lowest quarter, as well as operating leverage from certain service lines which benefited from strong top-line growth.

Corporate costs, as presented in Adjusted EBITDA, were $3.2 million in the first quarter, relative to $2.6 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $5.4 million, relative to $4.1 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Wednesday, April 25, 2018 at 11:00 a.m. Eastern Time to discuss results for the first quarter of 2018. The number to use for this call is toll-free 1) 1-888-241-0551 or 2) 647-427-3415 for international callers. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2017 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2018	2017

Net earnings	$8,935	$8,268
Income tax	(672)	(1,527)
Other (income) expense	(64)	(95)
Interest expense, net	2,874	2,325
Operating earnings	11,073	8,971
Depreciation and amortization	11,783	9,495
Acquisition-related items	561	246
Stock-based compensation expense	1,997	1,415
Adjusted EBITDA	$25,414	$20,127

2. Reconciliation of net earnings and net earnings per share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; and (v) a stock-based compensation tax adjustment related to a US GAAP change. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2018	2017

Net earnings	$8,935	$8,268
Non-controlling interest share of earnings	(2,320)	(1,829)
Acquisition-related items	561	246
Amortization of intangible assets	3,914	3,186
Stock-based compensation expense	1,997	1,415
Stock-based compensation tax adjustment for US GAAP change	(2,415)	(3,743)
Income tax on adjustments	(1,537)	(1,770)
Non-controlling interest on adjustments	(110)	(71)
Adjusted net earnings	$9,025	$5,702

	Three months ended
(in US dollars)	March 31
	2018	2017

Diluted net earnings per share	$0.17	$0.12
Non-controlling interest redemption increment	0.01	0.06
Acquisition-related items	0.02	0.01
Amortization of intangible assets, net of tax	0.08	0.05
Stock-based compensation expense, net of tax	0.04	0.02
Stock-based compensation tax adjustment for US GAAP change	(0.07)	(0.10)
Adjusted EPS	$0.25	$0.16

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2018	2017

Revenues	$426,456	$380,349

Cost of revenues	298,524	272,279
Selling, general and administrative expenses	104,515	89,358
Depreciation	7,869	6,309
Amortization of intangible assets	3,914	3,186
Acquisition-related items (1)	561	246
Operating earnings	11,073	8,971
Interest expense, net	2,874	2,325
Other (income) expense	(64)	(95)
Earnings before income tax	8,263	6,741
Income tax	(672)	(1,527)
Net earnings	8,935	8,268
Non-controlling interest share of earnings	2,320	1,829
Non-controlling interest redemption increment	532	2,147
Net earnings attributable to Company	6,083	4,292

Net earnings per share
Basic	$0.17	$0.12
Diluted	0.17	0.12

Adjusted EPS (2)	$0.25	$0.16

Weighted average common shares (thousands)
Basic	35,923	35,880
Diluted	36,526	36,561

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.
(2)  See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2018	December 31, 2017

Assets
Cash and cash equivalents	$58,699	$57,187
Restricted cash	10,554	9,707
Accounts receivable	186,474	183,803
Prepaid and other current assets	81,439	73,654
Current assets	337,166	324,351
Other non-current assets	9,507	9,805
Fixed assets	92,454	85,424
Deferred income tax	779	780
Goodwill and intangible assets	455,584	425,764
Total assets	$895,490	$846,124

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$145,901	$157,260
Other current liabilities	57,000	51,657
Long-term debt - current	3,207	2,751
Current liabilities	206,108	211,668
Long-term debt - non-current	317,231	266,874
Other liabilities	51,060	54,639
Deferred income tax	1,775	1,467
Non-controlling interests	127,966	117,708
Shareholders' equity	191,350	193,768
Total liabilities and equity	$895,490	$846,124

Supplemental balance sheet information
Total debt	$320,438	$269,625
Total debt, net of cash	261,739	212,438

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2018	2017

Cash provided by (used in)

Operating activities
Net earnings	$8,935	$8,268
Items not affecting cash:
Depreciation and amortization	11,783	9,494
Deferred income tax	308	(3,817)
Other	2,402	1,670
	23,428	15,615

Changes in non cash working capital
Accounts receivable	4,078	(290)
Payables and accruals	(14,870)	(12,046)
Other	(4,334)	4,325
Net cash provided by operating activities	8,302	7,604

Investing activities
Acquisition of businesses, net of cash acquired	(29,602)	(10,363)
Purchases of fixed assets	(10,523)	(9,968)
Other investing activities	(678)	(3,181)
Net cash used in investing activities	(40,803)	(23,512)

Financing activities
Increase in long-term debt, net	50,214	34,353
Purchases of non-controlling interests, net	(1,621)	(3,780)
Dividends paid to common shareholders	(4,400)	(3,943)
Other financing activities	(9,196)	(7,317)
Net cash provided by financing activities	34,997	19,313

Effect of exchange rate changes on cash	(137)	23

Increase in cash, cash equivalents and restricted cash	2,359	3,428

Cash, cash equivalents and restricted cash, beginning of period	66,894	56,834

Cash, cash equivalents and restricted cash, end of period	$69,253	$60,262

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2018
Revenues	$284,135	$142,321	$-	$426,456
Adjusted EBITDA	17,476	11,163	(3,225)	25,414

Operating earnings	11,366	5,075	(5,368)	11,073

2017
Revenues	$265,853	$114,496	$-	$380,349
Adjusted EBITDA	14,433	8,299	(2,605)	20,127

Operating earnings	9,127	3,897	(4,053)	8,971

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500